Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 8, 2021

From: Team Curate reports@curatesolutions.com

To: Curate customers

Mon. November 8 12:47PM

Hi there,

On behalf of everyone at Curate, we are delighted to share that today, our parent company, FiscalNote, announced our plans to go public through a SPAC merger with Duddell Street Acquisition Corp.

You can find the press release here on the FiscalNote website. Please find a personal message from Tim Hwang, FiscalNote’s Co-founder & CEO, below.

__

I’m very excited to share that today we announced our plans to go public through a SPAC merger with Duddell Street Acquisition Corp.

When my co-founders and I bootstrapped our way out to Silicon Valley in the summer of 2013, we had a vision to leverage technology to better connect the world to their governments. Ever since, this has been the north star. It has been a tremendous ride — one filled with its fair share of highs and lows, but ultimately I have always been proud of our leadership in delivering you the trusted products you need in order to operate in today’s constantly evolving corporate, legal, regulatory, and policy landscape.

We would not be in this position without you, our thousands of valued customers, who rely on the products and communities we build, the information we gather, and the journalism we produce. This is an incredibly humbling position to be in -- one of sacred trust to provide non-partisan and data-driven insights to our customers and readers, while building robust communities that can focus on what matters. I extend my sincerest gratitude for your support as members of our extended global community.

As we look at the world today -- and our future -- the pace of political, legal, legislative, and regulatory activity is unrelenting, and only speeding up. Autonomous cars, digital currencies, online sports betting, the gig economy -- and many other regulated sectors of the future are operating in today’s legal equivalent of a wild west. FiscalNote is positioned to not only continue to deliver the trusted products and services you already rely on, but also a new era of innovation that will help you be even more informed and effective.

We are thrilled to bring you into this next phase of our journey as we build an even greater platform to create a transparent and connected global society. Specifically, this evolution of FiscalNote into the public markets will bring resources to bear that will enable us to serve you with more innovative software and solutions, broader and deeper data sets, and even more robust insights and analysis.

I’m excited about what lies ahead for FiscalNote. Every customer played such a critical role in helping us get to where we are today, and I look forward to what we will accomplish together in this next stage of our FiscalNote narrative.

And as always, if you have any questions, please don’t hesitate to contact your account manager or reports@curatesolutions.com. Thank you again for your support.

Sincerely,

Tim Hwang

From: Board.org <members@board.org>
Date: Mon, Nov 8, 2021 at 2:05 PM

Subject: FiscalNote, Board.org's Parent Company, Announces Plans to Go Public

To: Board.org Customers

On behalf of everyone at Board.org, we are delighted to share that today, our parent company, FiscalNote, announced our plans to go public through a SPAC merger with Duddell Street Acquisition Corp.

You can find the press release here on the FiscalNote website. Please find a personal message from Tim Hwang, FiscalNote's Co-founder & CEO, below.

__

I'm very excited to share that today we announced our plans to go public through a SPAC merger with Duddell Street Acquisition Corp.

When my co-founders and I bootstrapped our way out to Silicon Valley in the summer of 2013, we had a vision to leverage technology to better connect the world to their governments. Ever since, this has been the north star. It has been a tremendous ride -- one filled with its fair share of highs and lows, but ultimately I have always been proud of our leadership in delivering you the trusted products you need in order to operate in today's constantly evolving corporate, legal, regulatory, and policy landscape.

We would not be in this position without you, our thousands of valued customers, who rely on the products and communities we build, the information we gather, and the journalism we produce. This is an incredibly humbling position to be in -- one of sacred trust to provide non-partisan and data-driven insights to our customers and readers, while building robust communities that can focus on what matters. I extend my sincerest gratitude for your support as members of our extended global community.

As we look at the world today -- and our future -- the pace of political, legal, legislative, and regulatory activity is unrelenting, and only speeding up. Autonomous cars, digital currencies, online sports betting, the gig economy -- and many other regulated sectors of the future are operating in today's legal equivalent of a wild west. FiscalNote is positioned to not only continue to deliver the trusted products and services you already rely on, but also a new era of innovation that will help you be even more informed and effective.

We are thrilled to bring you into this next phase of our journey as we build an even greater platform to create a transparent and connected global society. Specifically, this evolution of FiscalNote into the public markets will bring resources to bear that will enable us to serve you with more innovative software and solutions, broader and deeper data sets, and even more robust insights and analysis.

I'm excited about what lies ahead for FiscalNote. Every customer played such a critical role in helping us get to where we are today, and I look forward to what we will accomplish together in this next stage of our FiscalNote narrative.

And as always, if you have any questions, please don't hesitate to contact your account manager or members@board.org. Thank you again for your support.

Sincerely,

Tim Hwang

Board.org

members@board.org | 512-651-4800

Private communities for people leading change at the world’s biggest companies.

We have confidential conversations that you can’t have anywhere else. If you’re driving meaningful change on complicated issues, we’ve got a board seat for you. Learn more: https://board.org

From: David K. Young <client.success@oxford-analytica.com>

Date: Mon, 8 Nov 2021 at 18:10

Subject: TEST | FiscalNote, Oxford Analytica’s parent company, announces plans to go public

To: Oxford Analytica Customers

On behalf of everyone at Oxford Analytica, I am delighted to share that today, our parent company, FiscalNote, announced their plans to go public through a SPAC merger with Duddell Street Acquisition Corp.

You can find the press release here on the FiscalNote website. Please find a personal message from Tim Hwang, FiscalNote’s Co-founder & CEO, below.

I’m very excited to share that today we announced our plans to go public through a SPAC merger with Duddell Street Acquisition Corp. You can find the press release here on the FiscalNote website.

When my co-founders and I bootstrapped our way out to Silicon Valley in the summer of 2013, we had a vision to leverage technology to better connect the world to their governments. Ever since, this has been the north star. It has been a tremendous ride — one filled with its fair share of highs and lows, but ultimately I have always been proud of our leadership in delivering you the trusted products you need in order to operate in today’s constantly evolving corporate, legal, regulatory, and policy landscape.

We would not be in this position without you, our thousands of valued customers, who rely on the products and communities we build, the information we gather, and the journalism we produce. This is an incredibly humbling position to be in — one of sacred trust to provide non-partisan and data-driven insights to our customers and readers, while building robust communities that can focus on what matters. I extend my sincerest gratitude for your support as members of our extended global community.

As we look at the world today — and our future — the pace of political, legal, legislative, and regulatory activity is unrelenting, and only speeding up. Autonomous cars, digital currencies, online sports betting, the gig economy — and many other regulated sectors of the future are operating in today’s legal equivalent of a wild west. FiscalNote is positioned to not only continue to deliver the trusted products and services you already rely on, but also a new era of innovation that will help you be even more informed and effective.

We are thrilled to bring you into this next phase of our journey as we build an even greater platform to create a transparent and connected global society. Specifically, this evolution of FiscalNote into the public markets will bring resources to bear that will enable us to serve you with more innovative software and solutions, broader and deeper data sets, and even more robust insights and analysis.

I’m excited about what lies ahead for FiscalNote. Every customer played such a critical role in helping us get to where we are today, and I look forward to what we will accomplish together in this next stage of our FiscalNote narrative.

And as always, if you have any questions, please don’t hesitate to contact your account manager or client.success@oxford-analytica.com. Thank you again for your support.

Sincerely,

Tim Hwang

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street ’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.